Exhibit 99.1

AMTD International Inc. Operational Update

HONG KONG, April 28, 2020 — AMTD International Inc. (“AMTD International” or the “Company”) (NYSE: HKIB; SGX: HKB), a subsidiary of AMTD Group Company Limited (“AMTD Group”), a leading comprehensive financial services conglomerate, today announced an operational update for the year ended December 31, 2019. Despite the volatility in international capital markets in 2019, AMTD International, Asia’s largest independent investment bank, achieved an upbeat set of results. The total number and value of capital market transactions completed in 2019 both surpassed that of 2018 and reached a new height in AMTD International’s operating history. In 2019, AMTD International, as the global coordinator and/or bookrunner (a senior role in the underwriting syndicate), completed 24 Hong Kong and US IPOs and equity capital market transactions, with a total financing amount of over US$4.6 billion, consisting of 16 Hong Kong IPOs, six US IPOs and two block trades. These transactions included two IPOs of Chinese regional banks, Jinshang Bank and Bank of Guizhou on the HKEX in which the Company served as the only joint global coordinator besides deal sponsors; Maoyan Entertainment’s Hong Kong IPO, the first IPO in China’s Internet entertainment services industry; Feihe Group’s HK IPO, the largest IPO from dairy industry in the history of HKEX; CMGE Technology’s Hong Kong IPO, a transaction with one of the largest cumulative subscription monies in the retail tranche in 2019; Shanghai Henlius Biotech’s HK IPO, the largest IPO in biotech industry in Hong Kong; and FangDD’s US IPO, the first US IPO in real estate SaaS industry. During 2019, AMTD International, as the global coordinator and/or bookrunner, completed 24 international debt capital market transactions with a total financing amount of more than US$6 billion, including the first overseas preferred shares issuance by Guangzhou Rural Commercial Bank; and the largest Tier 2 capital bond offering by Nanyang Commercial Bank in Hong Kong’s banking sector during the past ten years.

About AMTD International Inc.

AMTD International Inc. (NYSE: HKIB; SGX: HKB) is a leading Hong Kong-headquartered comprehensive financial services conglomerate, which connects companies and investors from Asia, including China and Hong Kong as well as the ASEAN markets with global capital markets. Its comprehensive one-stop financial service solutions strategy addresses different clients’ diverse and inter-connected financial needs across all phases of their life cycles. Leveraging its deep roots in Asia and its unique eco-system — the “AMTD SpiderNet” — the Company is uniquely positioned as an active super-connector between clients, business partners, investee companies, investors and, the East and the West. For more information, please visit www.amtdinc.com or follow us on Twitter at “@AMTDGroup.”

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about AMTD’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in AMTD’s filings with the SEC. All information provided in this press release is as of the date of this press release, and AMTD does not undertake any obligation to update any forward-looking statement, except as required under applicable law.